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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-13836
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN VII Tyco International (US) Inc. 9 Roszel Rd. Princeton, NJ 08540
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TYCO INTERNATIONAL LTD. The Zurich Center, Second Floor 90 Pitts Bay Road Pembroke, HM 08, Bermuda

TABLE OF CONTENTS

Page
Report of PricewaterhouseCoopers LLP, Independent Auditors	6
Statement of Assets Available for Benefits	7
Statement of Changes in Assets Available for Benefits	8
Notes to Financial Statements	9-16
Signatures	17

REQUIRED INFORMATION

ITEM 4    Financial Statements and Exhibits

(a)	Financial Statements

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3.
(b)	Exhibits:
	23	Consent of PricewaterhouseCoopers LLP, Independent Accountants

Tyco International (US) Inc.
Retirement Savings and Investment Plan VII
Financial Statements
December 31, 2002

Tyco International (US) Inc.

Retirement Savings and Investment Plan VII
Table of Contents to Financial Statements

Page
Financial Statements:
Report of Independent Auditors	6
Statement of Assets Available for Benefits as of December 31, 2002 and 2001	7
Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002	8
Notes to Financial Statements	9-16

        Supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Tyco International (US) Inc. Retirement
Savings and Investment Plan VII

         In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Tyco International (US) Inc. Retirement Savings and Investment Plan VII (the "Plan") at December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
August 4, 2003

Tyco International (US) Inc.
Retirement Savings and Investment Plan VII
Statement of Assets Available for Benefits

Investments held in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust:

	December 31,
	2002	2001
Investments
At fair value:
Shares of registered investment companies:
Bond Fund of America	$17,556	$37,273
Fidelity Freedom Income Fund	3,297	6,342
Fidelity Freedom 2000 Fund	316	23,084
Fidelity Freedom 2010 Fund	68,634	168,046
Fidelity Freedom 2020 Fund	18,973	90,461
Fidelity Freedom 2030 Fund	18,238	30,617
Fidelity Freedom 2040 Fund	4,924	6,954
Fidelity Growth Company Fund	8,944	20,206
Fidelity Puritan Fund	7,020	14,491
Fidelity U.S. Equity Index Pool Fund	165,089	630,235
Franklin Small-Mid Cap Growth A Fund	7,210	12,513
Janus Worldwide Fund	2,202	18,628
Neuberger Berman Guardian Trust Fund	323	15,877
PIMCO Capital Appreciation Fund	90,884	315,608
Templeton Foreign Fund A	45,971	81,691
Vanguard Windsor II Fund	50,519	158,809

Total registered investment companies	510,100	1,630,835
Tyco International Ltd. Stock Fund	86,278	647,511
Lucent Technologies, Inc. Stock Fund	—	884,408
Avaya, Inc. Stock Fund	—	50,776
Participant notes receivable	36,595	465,430

Total investments at fair value	632,973	3,678,960
At contract value:
Interest Income Fund	1,252,978	2,377,264

Total investments	1,885,951	6,056,224

Employer contributions receivable	—	4,573
Participants' contributions receivable	—	9,751

Total receivables	—	14,324

Assets available for benefits	$1,885,951	$6,070,548

The accompanying notes are an integral part of these financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan VII
Statement of Changes in Assets Available for Benefits
For the Year Ended December 31, 2002

Sources of assets
Investment loss from the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust	$(919,299)

Employer contributions—Tyco International Ltd. Stock Fund	41,877
Participants' contributions	80,267

Total contributions	122,144

Total sources	(797,155)

Applications of assets
Benefits paid to participants	3,386,422
Participant fees	1,020

Total applications	3,387,442

Net decrease in assets available for benefits	(4,184,597)
Assets available for benefits:
Beginning of year	6,070,548

End of year	$1,885,951

The accompanying notes are an integral part of these financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan VII
Notes to Financial Statements

1.    Description of Plan

        On December 29, 2000, Lucent Technologies, Inc. completed the sale of its Power Systems business ("Power Systems business") to a subsidiary of Tyco International Ltd. The Tyco International (US) Inc. Retirement Savings and Investment Plan VII (the "Plan") is a defined contribution plan sponsored by Tyco International (US) Inc. ("Tyco" or "Plan Sponsor") which was established to receive a trust-to-trust transfer from the Lucent Technologies, Inc. Long Term Savings and Security Plan ("Lucent Plan"). Employees of the Power Systems business who were participants in the Lucent Plan began participating in this Plan on January 1, 2001. On March 30, 2001, plan assets representing participant balances from the Lucent Plan totaling $7,556,000 were transferred into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Selected Plan provisions are described below. Participants should refer to the Plan agreement and summary plan description for more complete information.

  Eligibility

        Employees of Tyco Electronics Power Systems, Inc. (formerly the Power Systems business) and affiliates (the "Employer") are eligible to participate in the Plan following the completion of six months of service. Certain employees subject to a collective bargaining unit represented by the Communications Workers of America are eligible to participate upon employment.

        During 2002, Tyco completed a plan to reduce the number of manufacturing plants and sales offices within the Power Systems business, which significantly reduced the number of employees and, therefore, active participants contributing into the Plan in 2002 and thereafter.

  Contributions

        Contributions are subject to Internal Revenue Code ("IRC") limitations. Contributions to the Plan are funded on a per pay period basis.

        Participant contributions—Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit based on compensation, subject to certain limitations.

        Employer contributions—Certain contributions are matched by the Employer based on the participant's contribution, subject to certain limitations, in accordance with the terms of the Plan agreement. Employer contributions may be made either in cash or in common shares of Tyco International Ltd. and are invested in the Tyco International Ltd. Stock Fund.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, employer contribution, and an allocation of earnings, and is charged with participant fees, as applicable. Participants are entitled to the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following three years of vesting service. Prior to January 1, 2002, a participant became fully vested after five years of credited service. Participants employed in the Power Systems division of Lucent Technologies, Inc. and who were eligible to participate in the Lucent Plan on December 29, 2000 became fully vested in their account balances.

        Participants may also become fully vested upon death, disability, layoff or attainment of age 65. Amounts forfeited prior to vesting shall be used to pay Plan expenses and to reduce future employer contributions.

  Investment Options

        Plan participants are able to direct the investment of their contributions into various investment options offered under the Plan on a daily basis. The investment options consist of registered investment companies, the Interest Income Fund (see Note 5) and the Tyco International, Ltd. Stock Fund (see Note 6). Employer contributions are invested in the Tyco International Ltd. Stock Fund. Upon attainment of age 55, participants may elect to direct investment of the employer contributions (and cumulative earnings thereon) to investment options other than the Tyco International Ltd. Stock Fund.

  Lucent Technologies, Inc. Stock Fund

        This former fund option is comprised of a short-term investment fund component and Lucent Technologies, Inc. common stock and was available to certain former participants in the Lucent Plan. Effective December 31, 2002, investments in the Lucent Technologies, Inc. Stock Fund were transferred into the Tyco International Ltd. Stock Fund.

  Avaya, Inc. Stock Fund

        This former fund option is comprised of a short-term investment fund component and Avaya Inc. common stock and was available to certain former participants in the Lucent Plan. Effective December 31, 2002, investments in the Avaya, Inc. Stock Fund were transferred into the Tyco International Ltd. Stock fund.

  Participant Notes Receivable

        Participants are allowed to borrow from their accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant's vested balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have one loan outstanding at a time, but loans may be renegotiated when a participant's compensation is reduced. Loans are adequately secured and bear a reasonable interest rate. Loans must be repaid by payroll deductions and upon termination of service, all loans must be repaid in full within three months following termination. Interest rates ranged from 4.75% to 9.5% and 6.0% to 9.5% at December 31, 2002 and 2001, respectively.

  Payment of Benefits

        On termination of service, death, disability or retirement, a participant may elect to receive a lump sum amount equal to the participant's vested interest in their account in accordance with the terms of the Plan agreement. In certain cases, discretionary annual withdrawals may be made. Participants may also make certain in-service withdrawals in accordance with the terms of the Plan agreement.

  Administrative Expenses

        Expenses for participant loans are paid by fees paid by loan applicants and the Plan. Other expenses (generally including recordkeeping, communication, legal, consulting, and audit fees) incurred in the administration of the Plan are charged against participant accounts, unless paid by the employer. During the year ended December 31, 2002, Tyco elected to pay the administrative expenses of the Plan. Certain investment fees are offset against investment income.

  Plan Administration

        The Plan is administered by a retirement committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

  Plan Termination

        Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements are prepared under the accrual method of accounting.

  Investments in the Master Trust

        The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the "Master Trust") with other Tyco sponsored defined contribution plans. For the period from January 1, 2002 to April 1, 2002, the CIT Group Incentive Savings Plan, sponsored by CIT Group Inc., a former wholly-owned subsidiary of Tyco International Ltd., also participated in the Master Trust.

        The Plan's investment in the Master Trust is recorded at an amount equal to the Plan's interest in the underlying investments of the Master Trust. Investments of the Master Trust are stated at fair value with the exception of investment contracts and insurance contracts. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Investment and insurance contracts are valued at contract value (cost plus accrued interest) which approximates fair value. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan records investment income (loss) from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan's participants' ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

  Benefit Payments

        Benefit payments to participants are recorded when distributed.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    Income Tax Status

        The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated September 6, 2001 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is required.

4.    Investments in the Master Trust

        As explained in Note 2, the Plan's assets are commingled with the assets of several other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company, the trustee for the Master Trust, holds the Master Trust's investment assets, provides recordkeeping and administrative functions for each of the Plans participating in the Master Trust, and executes investment transactions as directed by participants.

        The Plan's relative share of ownership of the total net assets of the Master Trust was less than 1% at December 31, 2002 and 2001. The Plan's relative share of ownership varies in each of the underlying investments of the Master Trust.

The net assets of the Master Trust are presented below. Investments that represent 5 percent of investments in the Master Trust are separately identified.

	December 31,
	2002	2001
Assets
Investments at fair value
Registered investment companies:
Fidelity Growth Company Fund	$443,157,938	$657,838,476
Fidelity Puritan Fund	189,303,466	210,416,688
Fidelity U.S. Equity Index Pool Fund	294,809,295	328,942,820
Other registered investment companies	811,334,742	756,574,492

Total registered investment companies	1,738,605,441	1,953,772,476
Tyco International Ltd. Stock Fund	263,392,988	701,135,894
Tyco International Ltd. Stock ESOP Fund*	—	21,906,279
Pfizer Inc. Stock Fund**	31,570,837	45,050,041
Lucent Technologies, Inc. Stock Fund***	—	884,408
Avaya, Inc. Stock Fund***	—	50,776
Participant notes receivable	113,747,975	109,865,553

Total investments at fair value	2,147,317,241	2,832,665,427
Interest Income Fund:
Investment contracts at contract value	672,956,911	535,537,480
Insurance contracts at contract value	219,905,110	179,105,150
Bank collective investment funds at fair value	37,234,098	31,591,442

Total investments	3,077,413,360	3,578,899,499

Employer contributions receivable	14,359,363	16,308,838
Participants' contributions receivable	7,495,422	3,364,663

Total receivables	21,854,785	19,673,501

Total assets	3,099,268,145	3,598,573,000
Liabilities
Note payable to Tyco affiliate*	—	1,332,355

Net assets	$3,099,268,145	$3,597,240,645

*
Applied only to certain participants in Tyco International (US) Inc. Retirement Savings and Investment Plan I.

**
Applies only to certain participants in Tyco International (US) Inc. Retirement Savings and Investment Plans I, II, and III.

***
Applied only to certain participants in Tyco International (US) Inc. Retirement Savings and Investment Plan VII.

        The changes in net assets of the Master Trust are as follows:

Year Ended December 31, 2002
Sources of assets
Employer and participant contributions	$451,789,072
Interest and dividend income	74,164,662
Net depreciation—common shares	(506,126,520)
Net depreciation—registered investment companies	(465,908,173)

Total sources	(446,080,959)

Applications of assets
Benefits paid to participants	323,559,392
Administrative expenses paid from forfeitures	1,212,825
Participant fees	772,341
Interest expense	27,868

Total applications	325,572,426

Net decrease prior to net transfers from affiliated and other qualified plans	(771,653,385)
Net transfers from affiliated and other qualified plans	273,680,885

Net decrease in net assets	(497,972,500)
Net assets
Beginning of year	3,597,240,645

End of year	$3,099,268,145

5. Interest Income Fund

        The Interest Income Fund is an investment option offered to participants and is comprised of investment contracts issued by banks, investment companies and other financial institutions and bank collective investment funds. The following information relates to the Interest Income Fund for the Master Trust:

	Year Ended December 31, 2002
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	44	24	2.97%-7.72%	5.16%
	Year Ended December 31, 2001
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	109	21	4.50%-8.18%	5.92%

        Interest is credited on the contributions deposited in these contracts at a fixed rate as stipulated in the contracts.

        The retirement committee approves all of the investments with the issuing companies using investment guidelines. These guidelines require issuers to have a credit rating of "A" or better and limit the total exposure to any single investment contract or issuer.

6. Related Party Transactions

        The Plan invests in a unitized stock fund, Tyco International Ltd. Stock Fund, which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., ultimate parent of the Plan Sponsor. The unit values of the fund are recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and Plan. During the year ended December 31, 2002, the Plan purchased units in the fund in the approximate amount of $71,000, sold units (primarily distributions) in the fund in the approximate amount of $224,000, and had net depreciation in the fair value of investments of approximately $(409,000). The total value of the Plan's investment in the fund was approximately $86,000 and $648,000 at December 31, 2002 and 2001, respectively. Certain of the Plan's assets are invested in registered investment companies for which Fidelity Management and Research Company ("FMR Corp.") provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. These transactions, as well as participant loans, qualify as party in interest transactions.

7. Litigation Contingency

        Tyco International Ltd. ("TIL") and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. The complaints purport to bring claims on behalf of the Tyco International (US) Inc. Retirement Savings and Investment Plans ("Plans") and the participants therein.

        Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that Court by the Judicial Panel on

Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire.

        On February 3, 2003, the plaintiffs filed a Consolidated Amended Complaint asserting causes of action under ERISA. That complaint named as defendants TIL and certain of its present and former officers and directors, its wholly owned subsidiary Tyco, its retirement committee, and certain of its present and former officers, directors and employees. The complaint asserts that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following in TIL's financial statements: related-party transactions and executive compensation; mergers and acquisitions and the accounting thereof, as well as allegedly undisclosed acquisitions; and misstatements of financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in TIL shares when it was not a prudent investment. The plaintiffs seek a declaration that the defendants are not entitled to protection under ERISA's safe harbor provision; an order compelling the defendants to make good to the Plans all losses caused by the defendants' alleged breaches of fiduciary duty; imposition of a constructive trust on any amounts by which any defendant was unjustly enriched; an order enjoining future violations of ERISA; actual damages in the amount of any losses the Plans suffered; costs and attorneys' fees; and an order for equitable restitution and other appropriate equitable monetary relief.

        On April 4, 2003, TIL and several other defendants moved to dismiss the consolidated complaint. Shortly thereafter the other defendants also moved to dismiss. TIL's motion to dismiss remains pending before the court.

        On July 24, 2002, TIL received notice that the U.S. Department of Labor ("DOL") had initiated a review of one of the seven RSIPs. As the investigation progressed, it expanded to encompass all seven RSIPs.

        In conjunction with the inquiry, the DOL made several requests for documentation and information regarding the Plans. Recently, the DOL issued subpoenas for records from TIL and from Fidelity Management Trust and Fidelity Investments Institutional Operations Company, Inc. in their capacity as trustee and recordkeeper, respectively, for the RSIPs.

        The current focus of the DOL's inquiry concerns investment losses allegedly experienced by the RSIPs due to their investments in TIL common shares. The DOL has authority to bring suit on behalf of the RSIPs and their participants against those acting as fiduciaries to the RSIPs for recovery of losses and additional penalties, although it has not informed TIL of any intention to do so. The DOL has given no indication of any preliminary conclusions based on its inquiry to date, nor has it offered a timeframe in which it anticipates concluding its inquiry.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) RETIREMENT SAVINGS AND INVESTMENT PLAN VII
Date: October 21, 2003	By:	/s/ DAVID J. FITZPATRICK
Member, Investment Committee

QuickLinks

TABLE OF CONTENTS
REQUIRED INFORMATION
Tyco International (US) Inc. Retirement Savings and Investment Plan VII Financial Statements December 31, 2002
Report of Independent Auditors
Tyco International (US) Inc. Retirement Savings and Investment Plan VII Statement of Assets Available for Benefits
Tyco International (US) Inc. Retirement Savings and Investment Plan VII Statement of Changes in Assets Available for Benefits For the Year Ended December 31, 2002
Tyco International (US) Inc. Retirement Savings and Investment Plan VII Notes to Financial Statements
SIGNATURES